UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): DECEMBER 24, 2007

JAKE'S TRUCKING INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Nevada	000-52492	98-0461476
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

505-8840-210th Street Suite #317 Langley, BC. Canada	V1M2Y2
(Address of principal executive offices)	(Zip Code)

604-790-1641
(Registrant's telephone number, including area code)
(415) 358-5548 FAX

(Former Address If Changed since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below)

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for historical information, this report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended ("Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"). Such forward-looking statements involve risks and uncertainties, including, among other things, statements regarding our business strategy, future revenues and anticipated costs and expenses. Such forward-looking statements include, among others, those statements including the words "expects", "anticipates", "intends", "believes" and similar language. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in the section "Risk Factors." We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this report.

EXPLANATORY NOTES

The terms "the Company," "we," "us," and "our" refer to Jake's Trucking International, Inc., a Nevada corporation unless otherwise stated or the context clearly indicates otherwise.

On September 1, 2007, we entered into an agreement ("Merger Agreement") to acquire 100% of the issued and outstanding shares of IndieMV Media Group, Inc., a British Columbia Corporation ("Indie").

This Current Report on Form 8-K contains summaries of the material terms of various agreements executed in connection with the transactions described herein. The summaries of these agreements are subject to, and qualified in their entirety by, reference to these agreements, all of which are incorporated herein by reference.

All financial figures in this Current Report are denominated in U.S. Dollars unless stated otherwise. At December 28, 2007, the exchange rate as reported by the *Wall Street Journal* was USD$1 equaled CAD$0.9806.

TABLE OF CONTENTS

Item 1.01. Entry into a Material Definitive Agreement

On September 1, 2007, Jake's Trucking International, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Jake's Acquisition Corp., a wholly-owned subsidiary of the Company ("Merger Sub"), and Indie MV Media, Inc. ("Indie"), which was previously filed as an Exhibit to the Company's 8K filing of September 12, 2007. The Merger Agreement provided for the Company to have a 10 for 1 forward stock split in its shares. This stock split took place on September 28, 2007. The Merger Agreement also called for former CEO Michael Quesnel to rescind his 50,000,000 common shares in the Company in exchange for 100% of the issued and outstanding shares of the Company's British Columbia trucking subsidiary.

In addition, the Company has agreed to issue a share bonus (the "Share Bonus") to the stockholders of Indie existing immediately prior to the Merger, with the Share Bonus being triggered when the Company achieves a milestone of 250,000 unique users and the Share Bonus shall be equal to that number of shares which will increase the shareholdings of the stockholders of Indie existing immediately prior to the Merger to 60% of the Company's outstanding common stock as at the date the 250,000 unique user milestone is achieved.

Item 2.01. Completion of Acquisition or Disposition of Assets

THE ACQUISITION

The Closing

        On the Closing Date of December 24, 2007, the Company acquired 100% of the issued and outstanding stock of Indie. The Merger Transaction was closed pursuant to the Merger Agreement, as changed and amended by the Closing Certificate which was filed as an Exhibit to the Company's filing on Form 8K on December 26, 2007. The Closing Certificate provides that the shares to the Company in Indie have been issued. The Closing Certificate provides that the 17,600,000 exchange shares in the Company issuable to Indie shareholders will be issued as soon as practicable. The Closing Certificate waives the requirement that the Company change its name to Indie MV Media Group, Inc. and makes such a change a best-efforts post closing covenant. In addition, the terms under which the 50,000,000 shares of President Michael Quesnel were to be rescinded and the Company's British Columbia subsidiary was to be transferred to Mr. Quesnel, have changed. Mr. Quesnel had previously rescinded 1,600,000 of his shares. He has agreed to sell the remaining 48,400,000 to a designee of Indie for an amount of $60,000. Mr. Quesnel and the Company have agreed that Mr. Quesnel will purchase 100% of the issued and outstanding shares of the Company's British Columbia Subsidiary for $60,000. Indie has made a post-closing covenant to cause these 48,400,000 shares to be rescinded by the purchaser as soon as is practicable.

        Mr. Quesnel has tendered his resignation to all offices and appointed Ricardo Khayatte, Jr. to all offices, effective December 24, 2007 and resigned from the board of directors to take effect as soon as practicable.

Prior to entering the Merger Agreement, there was no relationship between the Parties.

IndieMV Media Group, Inc. is now a wholly owned subsidiary of the Company.

The Agreement contains customary representations, warranties and covenants of the Company and Indie for similar transactions. Breaches of representations and warranties are secured by customary indemnification provisions. Our historical financial statements before the Acquisition will be replaced with the historical financial statements of Indie before the Acquisition in all future filings with the Securities and Exchange Commission (the "SEC").

As of the Closing Date, our board of directors consists of Ricardo Khayatte, Jr. and director Michael Quesnel, but it is anticipated that as soon as is practicable, Mr. Quesnel will resign as a director of the Company. Mr. Khayatte serves as the President, CEO, Principal Financial and Accounting Officer of the Company.

The issuance of 17,600,000 shares of Common Stock to Indie's shareholders in connection with the Merger Agreement was not registered under the Securities Act of 1933, as amended (the "Securities Act"), but rather in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act and Regulation D promulgated by the SEC under that section, which exempts transactions by an issuer not involving any public offering. These securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

Pro Forma Ownership

Immediately upon issuance of all required shares under the Merger Agreement and related documents and the fulfillment of the related closing covenants, the capitalization will be as follows:

- 44,000,000 shares issued and outstanding;
- 17,600,000 shares owned by Indie shareholders;
- 0 shares owned by Michael Quesnel;
- 26,400,000 shares owned by the current shareholders of the Company.

There are no warrants or options outstanding in the Company.

Accounting Treatment; Change of Control

The Agreement is being accounted for as a "reverse merger," and Indie deemed to be the acquirer in the reverse merger. Consequently, the assets and liabilities and the historical operations that will be reflected in the financial statements prior to the Acquisition will be those of Indie and will be recorded at its historical cost basis, and the consolidated financial statements after completion of the Agreement will include the assets and liabilities of Indie, historical operations of Indie, and operations of Indie after the Closing Date of the Acquisition. Except as described in the previous paragraphs, no arrangements or understandings exist among present or former controlling stockholders with respect to the election of members of our board of directors and, to our knowledge, no other arrangements exist that might result in a change of control of the Company. Further, as a result of the issuance of the shares of Common Stock pursuant to the Merger Agreement and the

Closing Certificate, a change in control of the Company has occurred on December 24, 2007. We continue to be a "small business issuer," as defined under the Securities Exchange Act of 1934 (the "Securities Exchange Act"), as amended, following the Closing.

DESCRIPTION OF OUR BUSINESS

IndieMV Media Group, Inc. is a digital entertainment company engaged in the distribution, licensing and marketing of digital video content. Indie was incorporated on August 2, 2006 and has been engaged in the business of developing its on-line web presence as a social networking portal and digital distribution hub for the independent music community. We launched our website, at www.indiemv.com, in November, 2007. We continue to make improvements to our online offerings, including increasing our functionality, the number of our unique users, the quality and variety of digital video content available for viewing on the site and the strategic relationships we have with artists and corporations involved in or interested in becoming involved in the digital music video and related markets.

Our online offering provides a community for anyone interested in independent music, from artists and fans to independent producers, to connect, collaborate and consume. Our offering combines the community and self-propagating growth engine of social networking with the viral marketing potential and explosive demand for on-line streaming video content. Commerce in this environment takes place at the exact moment when users are ready, allowing them to seamlessly make purchases of downloadable video and music content. Our growing relationships with digital content providers, independent artists, telecommunications companies and others allows us to maximize choices available to consumers and to provide a wide range of viewing, content, download and purchase options.

We will derive revenue through multiple sources that include advertising driven by our social networking services, fees for direct downloads of featured music videos through our online store, and our anticipated mobile phone partners that will be distributing our content to their established userbase.

The Music Industry

The Music Industry is currently in the midst of a transition from a traditional, terrestrial radio, CD and cable television based model of distribution and marketing to a model increasingly dominated by online music downloads, online streaming video, satellite radio and live events.

Below are some facts about the music industry currently:

•There are four major labels — the "Big Four" — that control about 80% of all worldwide record releases.

• There are thousands of independent labels worldwide. Independent or "indie" labels can be quite large or very small.

• There is new competition from online entities like TuneCore and CD Baby that allow artists to have a non-binding agreements and retain rights over their own music.

• CD sales and physical sales are still the major way that music is sold, however, CD sales have been decreasing and online sales are increasing.

• 900 million of the 1.1 million online download sales are with iTunes, completely validating the scale and opportunity of on-line music distribution

• In the past, record labels would sign with the "next big thing". Now, music groups often have to demonstrate their ability to sell before they get signed.

• From 2005 to 2006, single-track downloads increased by 89%.
• There are 498 online music services available in over 40 countries.

• Portable music players are driving digital music consumption. Portable sales increased 43% from 2005 to 2006, and these owners are far more likely to purchase music legally than general Internet users.

• The face of the industry is changing via new forms of distribution and promotion that employ sites like MySpace, TuneCore, CD Baby, iTunes, and many others.

• Bands like Radiohead and the Eagles are eschewing labels and making innovative choices that could set the tone for established and rising artists.

• Unconventional purchase points, like Starbucks, are becoming more common as means for audiences to buy songs and discover new artists.

• Business models of online entities like iTunes incorporate what is known as 'the long tail' philosophy, where pent up purchasing power is released from consumers whose tastes are not being addressed through current distribution.

• Some labels are favoring so-called "360º deals" that take a cut of merchandising and live show revenue in exchange for greater role in developing the artists in their roster.

The Digital Music Market

We believe the recorded music industry has been undergoing significant change, with the primary means of distribution transitioning from physical formats like compact disc to digital formats accessed over the Internet and wireless, cable and mobile networks. We believe this change is occurring as a result of the popularity and proliferation of personal computers, music-enabled mobile phones and portable digital music players like the Apple iPod, and consumer acceptance and the music industry's endorsement of legitimate digital music sales. We believe this transition is continuing and the market share of digital music will continue to increase, particularly through mobile distribution, and digital formats will ultimately become the preferred way consumers purchase and listen to music.

These changes in the music industry provide a unique opportunity for artists to have direct access to consumers in a way never before possible. Because of the cost of traditional retail placement and the barriers to promotion on channels like MTV, independent artists have often times been shut out of the most attractive venues to connect with potential audiences. Apple and others have proven that there is an economically viable, scalable way to connect individual consumers with music through digital distribution. We believe that the success of the iPod and iTunes validate the basic assumptions and business model that IndieMV Media Group was founded upon. We believe that the innovations to a straight digital download business that we have developed will create a powerful community that will make unique connections between artists and audiences. However, our model of a more diverse and independent array of music and video available to consumers is well positioned to take advantage of the success of the iPod and other portable music devices.

Since Apple's introduction of the iPod in 2001, approximately 89 million iPods have been sold through January 2007, with over 21 million iPods sold in the last three months of 2006. According to a recent market research report, worldwide sales of portable digital media and music players are projected to grow from approximately 178 million units in 2006 to approximately 268 million units by 2011. Worldwide sales of music-enabled mobile phones are estimated to have exceeded 300 million units in 2006.

The Apple iTunes Store, which was launched in 2003, is now the dominant Internet-based digital music retailer with over 80% market share, although new digital music retailers such as eMusic, RealNetworks, Napster, Wal-Mart Music, Yahoo! Music and others offer consumers additional choices. The digital music market is growing rapidly as evident by its increase from approximately 4% of worldwide music sales in 2003 to approximately 15% of this $37 billion market in 2005. The emergence and maturation of digital music as a widely accepted format over the last three years has created new opportunities for both content owners and digital entertainment services. In addition to purchasing music downloads for digital music players, consumers are now consuming digital music in ways that were not envisioned just three years ago, most notably the purchase of digital music downloads for music-enabled mobile phones. Ringtones were the first mass market mobile music product and consumers are now buying mastertones, ringtones that feature the original music recording, and full track downloads to mobile. We believe mobile distribution will be the fastest growing component of the digital music market in the future. According to a recent market research report, worldwide sales of full track downloads to mobile phones alone, are expected to grow to $15 billion by 2010.

Emergence of the Digital Video Market

We believe that the success of the digital music market, as outlined above, will be repeated in broad growth in the digital video market. Although the entire digital video market will grow, we believe that independent music videos, because of their length, uniqueness and the connection they forge between artists, audiences and the video creators, is poised to capitalize on this phenomenon. We believe that the global television and film video industries, like the music industry in 2003, are now experiencing the early stages of a transition from sales and rentals in physical formats such as digital video discs (DVDs), and consumption through subscription cable services and ad-supported broadcast television, to digital consumption through Internet and mobile-based downloading and on-demand subscription services. Apple iTunes introduced television episode downloads in late 2005 and began offering feature-length film downloads in 2006. Through January 2007, Apple iTunes had sold over 50 million television episodes and 1.3 million feature length films. A number of significant digital video retailers, including GoogleVideo, Netflix, Walmart.com, Amazon.com and Apple iTunes, have launched video download services, with no one service currently dominating the field. Other digital entertainment services such as YouTube and AOL/In2TV have launched ad-supported video Internet sites, and mobile services such as vCast (Verizon), mSpot (Sprint), Helio, and Amp'd Mobile have launched subscription-based video subscription services, video downloading and video ringtone services for mobile devices. We believe the digital delivery of video to digital video players and video-enabled mobile phones is the first step in this developing market.

The current digital video marketplace is characterized by either a high volume of relatively low quality free content, such as what is found on YouTube or a relatively small number of Major Label and Studio content, with very little current opportunity for consumers to purchase high quality digital video content from independent artists. Such content as exists tends to be available on the websites of individual artists and does not have robust searching tools, connections to a community of likeminded fans and often has no commerce option other than to buy an album or song download on iTunes. These artists generally do not have any relationship with mobile carriers and they do not have the ability to reach a significantly larger fan base than what currently follows their music.

Consumer Demand and Access to Digital Entertainment

Consumers now purchase music and video content in two principal formats: (1) physical formats such as compact disc or digital video disc from traditional retailers, and (2) in digital formats through pay-per-download or subscription services from digital entertainment services. Purchase of music and video content in digital format offers many advantages to consumers over compact disc or digital video disc. Digital entertainment services offer a larger selection than traditional retailers and also:

- offer the ability to sample all of their selections before purchase;

- are accessible 24-hours every day;

- enable the purchase of music and video content in an easily portable format that is not subject to degradation from use and handling; and

- offer the ability to purchase music recordings or video episodes as a single item instead of an entire album or an entire season.

When a consumer purchases digital music, they download a music recording from a digital entertainment service and are then able to listen to the music recording on their computer, transfer the music recording to a portable digital music player or transfer a copy of the music recording to compact disc for listening on compact disc players. Currently, a digital music download in the United States from Apple iTunes, the largest digital music retailer, costs $.99 and costs from $.88 to $.99 at other major digital music retailers. eMusic, the industry's second largest digital music retailer, offers permanent downloads of music on a subscription basis starting at $9.99 per month for up to 30 music recordings. Digital music retailers, such as Napster, Yahoo! Music and RealNetworks, also offer their music recordings on a subscription basis that allows consumers access to all of that service's recordings for prices that typically range from $4.99 to $9.99 per month. Following the termination of their subscription, consumers are not able to play these music recordings.

When a consumer purchases digital video content, they download a video from a digital video retailer and are then able to watch the video on their computer and in some cases are able to transfer the video to a portable digital video player. Currently, a television show episode from Apple iTunes and other major digital video retailers generally costs $1.99 and a full-length movie generally costs from $7.99 to $14.99. However, the digital video industry is in its infancy and the pricing models and quality standards of the digital video retailers are still evolving and subject to rapid change and transition.

Consumers can also purchase digital entertainment through mobile phones. Music can be downloaded as a full-length music recording, ringtone, or ringback tone directly to mobile phones from the consumer's service provider or other mobile services. Typical purchase prices per music recording or ringtone range from $1.99 to $2.99. Consumers can also acquire video through their mobile phone by downloading individual video "ringers", individual music video recordings, or short-form "media snacks." In addition, certain mobile service providers offer a monthly subscription service that provides on-demand access to a catalog of video content to be viewed from a subscriber's mobile device.

Certain digital entertainment services, such YouTube, BitTorrent, AOL/In2TV and others, offer video content to consumers for free. Revenue is generated by advertising displayed before, during, or after the content is played. In most cases, a consumer does not have to watch an entire episode or clip for the content owner to get credit for the advertising impression. Combination models are also emerging whereby consumers can watch video content for free on an ad-supported basis, and have the option to download to own (either specific episodes/clips or an entire season), purchase video ringers for mobile phones (such as the opening theme to a television show), or purchase mobile phone wallpapers (single frame pictures from favorite shows or stars) all in one user experience.

A significant number of music recordings are not currently available for purchase in digital format. Gracenote, the leading industry music database, lists approximately 55 million music recordings in its database. However, as of January 2007, only approximately four million music recordings were available at Apple iTunes. We believe that many of the music recordings not currently available are held by a disparate, fragmented group of content owners. Our research shows that many of these owners have rights to as few as a dozen recordings to tens of thousands of recordings.   In addition, we believe that there are tens of thousands of independent artists who would be willing to license us, on an exclusive or non-exclusive basis, their video content, in a fashion that creates revenue share opportunities and expands the impact and presence of the IndieMV brand.

Accessing the Digital Entertainment Marketplace by Content Owners

The digital marketplace represents a new opportunity for content owners, including record labels, artists, television and film production companies, independent film makers, and other music and video content owners, but it also presents significant challenges.

To access this market, the content owner may be required to enter into separate agreements with each digital entertainment service they wish to distribute their content through. The leading digital entertainment services have taken steps to limit the number of content owners with which they have direct relationships by, in certain cases, increasing the minimum number of music recordings or television episodes or other video content required to establish a relationship. This is particularly true of digital video services. Our experience is that this threshold at the leading digital music retailers is approximately 1,000 music recordings. Based on our experience to-date, the threshold for video content is more subjective and is typically based on the popularity and market demand for the content.

This creates a market opportunity for IndieMV, which plans to allow individual independent artists with small libraries of content to conduct commerce and participate in the IndieMV community. In addition, IndieMV's ability to reach popular independent artists who are searching for a community for the independent music fan creates a significant competitive advantage to websites that are all trying to sell a similar body of major label music and videos.

Social Networking Phenomenon

While Indie has its focus on the music market and downloads of music and music videos will be a significant source of revenue, Indie's plan to become the leading social networking site for those interested in independent music provides a significant opportunity to build a community of highly desirable 18-34 year old consumers. Websites like Facebook have shown that social networking sites are some of the most visited on the Internet. With over 18,000,000 users, Facebook is the most visited website by males and females in the 17-25 demographic. Facebook demonstrates that social networks have the capacity to enroll and engage millions of people who share common interests and common friends. IndieMV.com, because of its unique content relevant to the independent music community, is positioned to become a social networking site of choice for Indie fans who want to share their common interests. Advertisements to and sponsorship of this community could be a huge source of potential revenue to Indie.

Competitive Strengths

We increase the selection of music and video content available to consumers by making it available in digital formats, we provide a means for content owners to access the digital entertainment marketplace with minimal effort on their behalf, and we are a trusted content provider to digital entertainment services. In addition, our social networking capability and advertising revenue models allow us to monetize and to provide access to, free, user-created content that would not be viable on a pay-per-download basis. Our mix of the premium, pay-per-download independent artist content together with a wide variety of user created independent music videos can position us to have a blend of content and commerce unique in our segment. We address the needs of each of these market participants in the following manner:

- *Consumers*. We increase the breadth of music and video content available to consumers by offering it in digital format, including free videos, previews and pay-per-download videos and music, as well as mobile subscription options currently in development. Our unique slider based content sorting tools allow consumers to select the independent music that delights and inspires them, without becoming overwhelmed by the sheer size and diversity of our offering.

- *Content Owners*. We offer a convenient means by which independent record labels, artists, music producers, and other music and video content owners can access the digital entertainment marketplace. For many independent music artists, IndieMV.com will be a primary mechanism to reach out to a larger audience.   In addition to potential from revenue share and content downloads, artists will benefit from greater exposure and the opportunity to interact directly with an expanding fan base.

- *Mobile Providers*. We act as a volume supplier that aggregates music and video content from numerous content owners for digital entertainment services to the mobile provider community. We also provide a means for the mobile digital entertainment services to rapidly, and inexpensively, increase the amount and diversity of the music and video content they make available to consumers.

IMV's web property, www.indiemv.com, is primarily a social networking site where users and musicians can connect through unique video based tools such as video blogs, private video messages, video forums, streaming, downloadable music videos, and exclusive interviews prepared by our in-house video jockeys. IMV caters to a community of 16-34 year old users and musicians that are into Indie music and the latest underground music scene. IMV is dedicated to creating an easy to use 'matchmaking' and 'networking' experience between users and musicians.

IMV's secondary service will be to distribute our extensive catalogue of music videos and interviews to mobile phone companies worldwide. We want to give musicians the opportunity to connect with their extended network of fans through the web and through mobile phone networks. IMV gives musicians 50% of the revenue generated by their music videos through our online store and mobile distribution channels. IMV's combination of video networking tools and mobile distribution channels is what makes IMV unique to the Indie music community.

Growth Strategy

We seek to become the leading on-line content and commerce and social networking destination for the independent music community.

We attempt to meet this objective by pursuing the following strategies:

- *Expand our library of digital music and video content.* We actively seek to continue to add content and unique music video experiences to our website.

- *Blogs, vLogs and Contests*. Our Indie featured VJs as well as our online community will create blogs that will serve to augment the content, immediacy, connection and relevance of Indie's offerings to the independent music community. Indie also intends to conduct contests similar to the UNICEF Unite Against AIDS Contest that Indie conducted this November, 2007, which generated enormous publicity for Indie and for IndieMV.com.

- *Search Engine Optimization, print, web and banner advertising*. We intend to make extensive use of search engine optimization IMV will strategically place advertising banners on sites that have a high volume of traffic, such as MySpace, Google, Bebo, Facebook, Yahoo and other social networking and music sites. These banners will be portals to IndieMV.com; once a user clicks on the banner the user is then re-directed to IndieMV.com. Banner advertising is necessary for creating brand awareness to our users and creates a trust because of the referral. ZenithOptimedia projects that the Internet's share of worldwide total ad spending will increase from 5.8% in 2006 to 8.6% in 2009. The analysts at ZenithOptimedia point out that the rise of Internet advertising has been dramatic. In terms of total ad spending, the Internet has overtaken two long-established media: cinema (which it overtook in 1997) and outdoor (which it overtook this year) in the space of only 11 years. It is expected to even overtake radio ad spending by 2009.

Independent (Indie) Music

What is Indie Music? The typical interpretation of this gloriously misconstrued term implies that indie musicians are all garage rock & rollers with obscure influences, slim physiques, shy dispositions, unkempt hair and a hatred for anything Top 40. Although this may pertain to a minority, it is not the true definition. In the context of popular music the term "Indie" (from Independent) is used to refer to a number of genre's, scenes, sub-cultures, as well as stylistic and cultural attributes characterized by independence from commercial pop music and mainstream culture or from the 4 major record labels (Sony, EMI, Universal and Warner).

Independent music is big business. CDBaby.com, one of the largest distributors of independent music has helped over 150,000 artists sell over $40 million in physical CDs, digital downloads, and live sales since 1998. Artists are moving away from major record labels and are searching for new ways to distribute media. Even Paul McCartney, one of the most famous artists in history, recently ended his 43-year relationship with Capitol Records to sign with Hear Music, an independent record label owned by Starbucks.

History of the Company

Our History

Jake's Trucking International, Inc. was established and incorporated on May 27, 2005 in the state of Nevada. Our operating subsidiary, Jake's Trucking International B.C. Inc., was incorporated on June 8, 2005, in the Province of British Columbia Canada. From May 2005 until December 24, 2007, we were engaged in the business of transporting gravel through the lower British Columbia, Canada mainland. Through its subsidiary Jake's Trucking International B.C. Inc., the Company entered into lease agreements with Transportation Lease Systems, Inc. for four trucks to conduct this business. We employed three full time drivers to operate these trucks. Our founder, sole officer and sole director was Michael Quesnel.

In September, 2007, we agreed to acquire IndieMV Media Group, Inc. and to dispose of our British Columbia subsidiary and our trucking business. This acquisition was completed on December 24, 2007. Our founder, sole officer and sole director resigned all offices of the Company at that time and appointed Ricardo Khayatte, Jr. as President, CEO, Principal Financial and Accounting Officer and a director. Mr. Quesnel intends to resign from the board of directors at the earliest opportunity. Mr. Quesnel has also agreed to purchase our BC Subsidiary and trucking business from us for $60,000 USD. As a result of these transactions, we have exited the trucking business and are now exclusively engaged in businesses related to online music video distribution.

Our shareholders have voted to change the name of our company to reflect our new business. We intend to change our name to IndieMV Media Group, Inc. at the earliest possible opportunity.

Business of Issuer

We are engaged in the online music video distribution business. We operate a website at www.indiemv.com where consumers can connect with other indie music fans, artists and view and purchase cutting edge content. We continue to make improvements to our online offerings, including increasing our functionality, the number of our unique users, the quality and variety of digital video content available for viewing on the site and the strategic relationships we have with artists and corporations involved in or interested in becoming involved in the digital music video and related markets.

Our online offering provides a community for anyone interested in independent music, from artists and fans to independent producers, to connect, collaborate and consume. Our offering combines the community and self-propagating growth engine of social networking with the viral marketing potential and explosive demand for on-line streaming video content. Commerce in this environment takes place at the exact moment when users are ready, allowing them to seamlessly make purchases of downloadable video and music content. Our growing relationships with digital content providers, independent artists, telecommunications companies and others allows us to maximize choices available to consumers and to provide a wide range of viewing, content, download and purchase options.

History of IndieMV Media Group, Inc.

In 2006, independent music producer Ricardo Khayatte, Jr. realized that there was an acute need for a website that catered to the independent music community. He realized that the phenomenon of social networking had created rich and valuable on-line communities for specific groups, such as teenagers and college students, that on-line music downloads were growing at a rapid pace for mainstream music and that independent artists were looking for ways to reach audiences. At the same time, he witnessed that streaming video downloads of user created content were some of the most popular content on the Internet. Mr. Khayatte decided to combine the best features of a social networking site, a streaming video sharing service and a music download service and to focus this offering exclusively around the independent music community.

Since 2006, Mr. Khayatte and his team have been engaged in building a feature rich on-line community to serve as the epicenter of connection, communication and commerce for the independent music community. Indie launched its website in November, 2007. Indie was also the sponsor of a music video contest, together with UNICEF, as promotion for the Unite Against AIDS Concert, which featured leading artists such as Sarah McLachlan and Avril Lavigne. Mr. Khayatte continues to lead the Indie team in continued development of the on-line offering and in the negotiation and consummation of significant business development and strategic partnerships with artists, record labels, telecommunications companies and others interested in partnering to make the Indie community a top Internet destination.

Customers and Market

Competition

We compete with a huge number of sophisticated, well-financed companies who are all seeking the attention of Internet users, those offering social networking services and those seeking to attract purchasers of music, developers of video and music content, advertisers and sponsors. These companies include Apple's iTunes, Rhapsody, YouTube, Facebook, CDbaby.com, bebo.com, broadcaster.com as well as the four major record labels, traditional terrestrial radio, cable television and satellite radio. While none of these competitors offers the exact same mix of content, commerce and community that Indie does, all compete for the viewership, purchasing dollars and time of the 18-34 year old core demographic community.

Government Regulations

While our business as currently contemplated is not subject to extensive government regulation outside of the field of patents and copyright law, which governs all Internet websites engaged in digital distribution, there can be no assurance that this will continue. It is possible that our offerings will be subject to the claims of various copyright holders or changes in copyright legislation or other regulation generally applicable to the Internet or to any digital media download service.

Employees

We currently have 8 employees. Jake's Trucking International does not have any agreements currently in place with any employees. IndieMV Media Group, Inc. has employment agreements in place with President and CEO Ricardo Khayatte, Jr., with Ricardo Khayatte, Sr. and with Indie CFO Tim Flanagan. Jake's Trucking International is in the process of re-negotiating these contracts in light of the closing of the acquisition of Indie. It is anticipated that these agreements will be substantially revised and renegotiated and that new agreements will be reached which will better reflect the capitalization and business circumstances of the post-acquisition companies.

These agreements are summarized below:

President, CEO and Director of Jake's Trucking International, Ricardo Khayatte, Jr. has an employment agreement with IndieMV Media Group, Inc., to function as its president for a monthly salary of $16,000. The agreement can be terminated at any time by either party with written notice, however, it provides payment of one year's salary as severance when terminated by Indie.

Chief Financial Officer of IndieMV Media Group, Inc., Tim Flanagan has an employment agreement with IndieMV Media Group, Inc., to function as its Chief Financial Officer for a monthly salary of $16,000. The agreement can be terminated at any time by either party with written notice, however, it provides payment of one year's salary as severance when terminated by Indie.

Business Development and Investor Relations Consultant of Indie, Ricardo Khayatte, Sr., has an employment agreement with IndieMV Media Group, Inc., to function as its business development and investor relations consultant for a monthly salary of $16,000. The agreement can be terminated at any time by either party with written notice, however, it provides payment of one year's salary as severance when terminated by Indie.

RISK FACTORS

ANY INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. ADDITIONAL RISKS AND UNCERTAINTIES NOT CURRENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO BECOME IMPORTANT FACTORS THAT MAY HARM OUR BUSINESS. THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE DUE TO ANY OF THESE RISKS AND UNCERTAINTIES.

We are a relatively new enterprise intending to engage in the business of digital video distribution. Any music or entertainment offering is inherently risky, as is any new business with limited capital. This section is organized as follows:

- Risks related to our business and industry
- Risks related to our financial condition
- Risks related to our common stock

Risks Related To Our Business and Industry

We have a limited operating history, have experienced net losses to date and may not be able to become profitable or generate positive cash flow in the future.

You should consider our business and prospects in light of the risks, expenses and difficulties encountered by companies in their early stage of development in a rapidly evolving industry. IndieMV Media Group, Inc. was formed in August 2006 and has no revenue producing operations. We have experienced net losses of approximately $372,380 from inception through June 30, 2007, and we have not yet been able to generate revenue or positive cash flow from operations. We cannot be certain that we will be able to generate net income and positive cash flow from operations in the future.

As a result of our limited operating history, we may fail to meet our forecasts or the expectations of securities analysts or investors, which could cause our stock price to decline.

Our limited operating history and the rapidly evolving nature of our industry make forecasting quarterly and annual operating results difficult. We may not be able to quickly reduce spending if our revenue is lower than we project. Any significant increase in our expenses or shortfall in our revenue would be detrimental to our business, operating results and financial condition and could cause our results of operation to fall below the expectations of public market analysts and investors. As a result, you should not rely on our historical results as an indicator of our future performance.

We have limited operating history in the processing, streaming and distribution of digital video content and we may not be able to successfully process, stream and market our video content.

The approach we have taken to date in acquiring, processing and marketing music content may not be successful. We may not be able to secure a sufficient volume of content or attract a sufficient market to our video content to create meaningful revenue. We lack operational expertise in this area, technical know-how, legal and digital rights management experience and we have a lack of experience organizing and serving such content. We may not be able to process and stream music videos at scale and may not be able to cure this problem within our available resources.

If the music content we provide to digital entertainment services does not appeal to consumers' tastes and preferences, we will fail.

Our success depends on our ability to acquire and offer to consumers, music content that appeals to consumers' tastes and preferences. Consumers' tastes are subject to frequent, significant and sometimes unpredictable changes. We cannot accurately assess or control consumer demand for our music content. The content on IndieMV.com may not appeal to consumers. If consumers do not view our content in large numbers, we will fail.

We face competition from companies seeking to acquire the digital rights to music and video content, which could negatively impact our ability to acquire additional digital rights.

The market for acquiring digital rights from content owners is competitive, especially for the distribution of music catalogs owned by independent labels. The number of commercialized music and video recordings available for acquisition is large, but limited, and many of the more desirable music recordings are already subject to digital distribution agreements or have been directly placed with digital entertainment services. We face competition in our pursuit to acquire content, which may reduce the amount of music and video content that we are able to acquire or license, even amongst independent musicians. Our competitors may from time to time offer better terms of acquisition to content owners. Several of our competitors have longer operating histories, larger customer bases, greater brand recognition and greater financial, marketing and other resources than we do. Some of our competitors have adopted, and may continue to adopt, aggressive pricing policies and devote substantially more resources to acquiring digital rights to music and video recordings. In addition, our competitors may form strategic alliances with record labels and digital entertainment services that could result in increased competition for the acquisition of music recordings, service offerings or favorable terms with the digital entertainment services.

Piracy is likely to continue to negatively impact our potential revenue.

Our revenue will come from advertising, but a significant portion will come from the sale of digital content over the Internet and wireless, cable and mobile networks, which are subject to unauthorized consumer copying and widespread dissemination without an economic return to us. Global piracy is a significant threat to the entertainment industry generally and to us. Unauthorized copies and piracy have contributed to the decrease in the volume of legitimate sales of music and video content and have put pressure on the price of legitimate sales.

If the Internet and portable digital music and video players and mobile phones cease to be the medium accepted by the mass market for digital music and video content, our business could be affected adversely.

Our success depends to a substantial extent on the willingness of consumers to increase their use of digital entertainment services as a method of purchasing music and video content or viewing ad-supported content. The use of the Internet and wireless, cable and mobile networks to select and download purchased music and video content is growing rapidly but is still evolving, and offering ad-supported video content is in its infancy. It is uncertain whether these markets will achieve and sustain high levels of demand and market acceptance. If the use of the Internet and wireless, cable and mobile networks to select and purchase music and video content or view ad-supported content does not gain in popularity and market acceptance, our business could be affected adversely.

We Are Exposed To Fluctuations In The Exchange Rate Between The U.S. Dollar And The Canadian Dollar.

Substantially all our cash is denominated in U.S. Dollars while a substantial amount of our costs of operations on an ongoing basis are paid in Canadian Dollars. Over the past three years, the U.S. Dollar has depreciated against the Canadian Dollar by approximately one-third. Whether this trend will continue cannot be predicted. Our financial statements and the pro forma financial statements included herein are presented in U.S. dollars. We expect that once revenues begin to accrue, we will receive a substantial portion of our revenue in U.S. Dollars, although a substantial amount of our operating costs will be denominated in Canadian dollars. Continued fluctuations in exchange rates between the U.S. and Canadian dollar may give rise to foreign currency exposure, either favorable or unfavorable, creating another element of uncertainty.

Risks Related To Our Financial Condition

We Have A History Of Losses, An Accumulated Deficit, And Expect To Continue To Incur Losses.

We have experienced net losses of approximately $372,380 from inception through June 30, 2007, and we have not yet been able to generate revenue or positive cash flow from operations. There can be no assurance that we will ever be able to generate significant revenues.

Risks Related To Our Common Stock

There Is No Established Trading Market For Our Common Stock Which May Impair Your Ability To Sell Your Shares.

Our common stock is currently quoted on the Over-the-Counter Bulletin Board under the symbol "JKTI." There has been a limited established trading market for our common stock since June of 2007. The lack of an active market may make it difficult to obtain accurate quotations of the price of our common stock. and impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital by selling shares of capital stock and may impair our ability to acquire other companies or technologies by using common stock as consideration.

Applicable SEC Rules Governing The Trading Of "Penny Stocks" Will Limit The Trading And Liquidity Of Our Common Stock, Which May Affect The Trading Price Of Our Common Stock.

Our common stock is presently considered to be a "penny stock" and is subject to SEC rules and regulations which impose limitations upon the manner in which such shares may be publicly traded and regulate broker-dealer practices in connection with transactions in such stocks. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules which may increase the difficulty investors may experience in attempting to liquidate such securities.

NASD Sales Practice Requirements May Also Limit A Stockholder's Ability To Buy And Sell Our Stock.

In addition to the penny stock rules described above, the National Association of Securities Dealers ("NASD") has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for our shares.

Our officers and directors and their affiliates exercise influence over us as stockholders.

Our officers and directors and their immediate family members, as of the completion of the transactions of the acquisition of Indie, will beneficially own, in the aggregate, approximately 40% of our outstanding common stock. As a result of their shareholdings, these individuals will be able to exercise influence over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions.

Our stock price is subject to fluctuation and could decline.

The price at which our common stock has traded since our listing on the OTC Bulletin Board has fluctuated significantly. The price is likely to continue to fluctuate significantly due to the following factors, some of which are beyond our control:

- imbalances between the market supply and demand for shares of our stock due to the limited number of shares available in the public float;

- variations between our actual operating results and the expectations of investors and the financial community;

- announcements of developments affecting our business, systems or expansion plans by us or others; and

- conditions and trends in online commerce industries, particularly in the digital entertainment services.

As a result of these and other factors, investors in our common stock may not be able to resell their shares at or above their purchase price.

In addition, sales of substantial amounts of our common stock by former shareholders of Indie in the public market following the compliance with Rule 144 holding periods may adversely affect the future market price of our common stock. Such sales could create the perception to the public of difficulties or problems with our business. As a result, these sales might make it more difficult for us to sell securities in the future at a time and price that we deem necessary or appropriate.

In the past, securities class action litigation often has been instituted against companies following periods of volatility in the market price of their securities. We no do not maintain Directors and Officers liability insurance for this type of litigation. If such litigation is directed at us, it could result in substantial costs which could cause us to cease being able to do business.

We do not intend to pay dividends.

We have never declared or paid any cash dividends on our capital stock and do not intend to pay dividends in the foreseeable future. We intend to invest our future earnings, if any, to fund our growth. We cannot assure you that you will receive a return on your investment when you sell your shares or that you will not lose the entire amount of your investment.

Our internal controls over financial reporting may not be adequate and our independent auditors may not be able to certify as to their adequacy, which could have a significant and adverse effect on our business and reputation.

We are in the process of documenting and evaluating our internal controls over financial reporting in order to allow management to report on such controls, as required by Section 404 of the Sarbanes-Oxley Act of 2002 for the year ending December 31, 2007. Section 404 requires a reporting company to, among other things, annually review and disclose its internal controls over financial reporting, and evaluate and disclose changes in its internal controls over financial reporting quarterly. We are currently performing the systems and process documentation, evaluation and testing required (and any necessary remediation) in an effort to comply with the management certification requirements of Section 404. In the course of our ongoing evaluation, we may identify areas of our internal controls requiring improvement, and plan to design enhanced processes and controls to address issues that might be identified through this review. As a result, we expect to incur additional expenses and diversion of management's time. We cannot be certain as to the timing of completion of our documentation, evaluation, testing and remediation actions or the impact of the same on our operations and may not be able to ensure that the process is effective or that the internal controls are or will be effective in a timely manner. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may not be able to certify as to the effectiveness of our internal control over financial reporting and we may be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission. As a result, there could be an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such conditions could adversely affect our results.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Plan of Operation

Both we and Indie are development stage companies with no substantial revenues. We expect that our acquisition of Indie will cause our plan of operation, results of operations and capital resources to differ materially from our financial position as it existed prior to the acquisition.

Our business strategy is described under "Business of Issuer" located above.

Selected Financial Information

	At September 30, 2007
Current Assets	$ 97,083
Total Assets	423,338
Current Liabilities	174,290
Total Liabilities	737,186
Stockholders' Equity	313,848

Results of Operations

Since our respective inceptions, neither we nor Indie have generated any substantial revenues. Indie's net loss since inception is $372,380 through June 30, 2007. Indie incurred additional losses of $262,637 for the three month period ending September 30, 2007, bringing total losses since inception to $635,017.

Cash Flows from Financing Activities

We are currently meeting our need for operating capital through loans from shareholders and the sale of our common stock. In the period ending June 30, 2007, $331,779 in cash was generated from financing activities. We raised an additional approximately $231,117 in loans from investors in the three months ending September 30, 2007.

Critical Accounting Policies

Development Stage

The Company is a development stage company as defined in the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 7 as it is devoting substantially all of its efforts to establish a new business and planned principal operations have not commenced. All losses accumulated since inception have been considered as part of the Company's development stage activities.

Foreign Currency Translation

The Company's functional currency is in Canadian dollars as substantially all of the Company's operations are in Canada. The Company used the United States dollar as its reporting currency for consistency with registrants of the Securities and Exchange Commission ("SEC") and in accordance with the SFAS No. 52, "Foreign Currency Translation" statement. Assets and liabilities that are denominated in a foreign currency are translated at the exchange rate in effect at the period-end and capital accounts are translated at historical rates. The statement of operations accounts are translated at the average rates of exchange prevailing during the period. Translation adjustments from the use of different exchange rates from period to period are included in the Comprehensive Income account in Stockholder's Equity, if applicable.

Transactions undertaken in currencies other than the functional currency of the entity are translated using the exchange rate in effect as of the transaction date. Any exchange gains and losses are included in operating expenses on the Statement of Operations.

Cash and Cash Equivalents

The Company considers all cash on hand and in banks, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash equivalents.

Web Site Costs

The Company accounts for web site costs maintenance with Statement of Position ("SOP") No. 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use", SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed" and EITF 00-2, "Accounting for Web Site Development Costs". Accordingly web site development costs that are incurred during the application and web site infrastructure stage and the graphic and content development stages are capitalized.

The Company's management has also determined that it is probable the project will be completed and the software will be used as intended. The capitalized costs of web site development will be amortized over three years on a straight-line basis upon completion of its development and commencement of its use.

Web site costs incurred during the planning stage and pre-operating stage are expensed as incurred.

The Company reports the impairment of long-lived assets and certain intangibles in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". Certain long-lived assets and identifiable intangibles held by the Company are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Accordingly, the impairment loss is recognized in the period it is determined.

Equipment

Equipment is recorded at cost. Major additions are capitalized. Minor replacements, maintenance and repairs that do not increase the useful life of the assets are expensed as incurred. Depreciation of equipment is determined using the declining balance method over the expected useful lives of the assets. The Company uses the annual rate of 30% for computer equipment.

Income Taxes

The Company follows SFAS No. 109, "Accounting for Income Taxes" which requires the use of the asset and liability method of accounting of income taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differenes between the financial statements carrying amounts of existing assets and liabilities and loss carryforwards and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled.

Earnings (Loss) Per Share

The Company reports basic loss per share in accordance with SFAS No. 128, "Earnings Per Share". Basic earnings (loss) per share is computed by dividing the net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Fully diluted earnings (loss) per share is computed similar to basic income (loss) per share except that the denominator is increased to include the number of common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method, at either the beginning of the respective period presented or the date of issuance, whichever is later, and only if the common stock equivalents are considered dilutive based upon the Company's net income (loss) position at the calculation date. At June 30, 2007, the Company had no outstanding common stock equivalents.

Comprehensive Loss

The Company has adopted SFAS No. 130 "Reporting Comprehensive Income". Comprehensive loss is comprised of net loss and foreign currency translation adjustments.

Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, accounts payable and accrued liabilities and loans payable approximate their fair value due to the short maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

The Company is subject to foreign exchange price risk as it has certain financial instruments which are denominated in foreign currencies. The Company does not use derivative instruments to reduce its exposure to fluctuations in exchange rates.

New Accounting Standards

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes". The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes". Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax position. The interpretation is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 is not expected to have a material impact on the Company's financial position, results of operations or cash flows; however, the Company is still analyzing the effects of FIN 48.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure related to the use of fair value measures in financial statements. The Statement is to be effective for the Company's financial statements issued in 2008; however, earlier application is encouraged. The Company is currently evaluating the timing of adoption and the impact that adoption might have on its financial position or results of operations.

On February 15, 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities". This Statement establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for the Company's financial statements issued in 2008. The Company is currently evaluating the impact that the adoption of SFAS No. 159 might have on its financial position or results of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Liquidity

Indie had $78,318 in cash as of September 30, 2007. Jake's Trucking International, Inc. had $6,640 in cash as of September 30, 2007.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

DESCRIPTION OF PROPERTY

Prior to the acquisition, our offices were located in the Langley, British Columbia home of director Michael Quesnel. The Company is in the process of moving its offices to Vancouver, British Columbia and setting up offices in New York, New York.

SECURITY OWNERSHIP OF CERTAIN
STOCKHOLDERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock as the Closing Date, after giving effect to the Closing and the transactions contemplated by the Closing Certificate by (i) each person who, to our knowledge, owns more than 5% of the Common Stock; (ii) each of the directors and executive officers of the Company; and (iii) all of our executive officers and directors as a group. Unless otherwise indicated in the footnotes to the following table, each person named in the table has sole voting and investment power. Shares of Common Stock subject to options or warrants currently exercisable or exercisable within 60 days of the Closing Date are deemed outstanding for computing the share ownership and percentage of the person holding such options and warrants, but are not deemed outstanding for computing the percentage of any other person.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class (4)
Michael Quesnel (1)	0	0%
Ricardo Khayatte, Jr. (2)	6,978,588	15.9%
Ricardo Khayatte, Sr. (5)	6,978,588	15.9%
Tim Flanagan(4)	697,858	1.59%
All officers and directors as a group (4 persons)	14,655,034	33.1%

(1)   The address for Mr. Quesnel is 505-8840-210th Street Suite #317 Langley, BC. Canada, V1M2Y2. This number assumes the purchase of the shares from a designee of Indie as contemplated in the Closing Certificate. This number also assumes the rescission of those shares. Mr. Quesnel currently has 48,400,000 shares of the Company.

(2)   The address for Mr. Khayatte Jr. is 220-425 Carrol St., Vancouver BC, V6B 6E3, Canada. This number represents the shares issuable to Mr. Khayatte as a shareholder of Indie. It does not include shares issuable upon reaching the milestone of 250,000 unique users.

(3)   The address for Mr. Flanagan is 220-425 Carrol St., Vancouver BC, V6B 6E3, Canada. This number represents the shares issuable to Mr. Flanagan as a shareholder of Indie. It does not include shares issuable upon reaching the milestone of 250,000 unique users.

(4)   Assumes the rescission of 48,400,000 shares of stock currently held my Michael Quesnel and the issuance of the shares to Indie shareholders for 44,000,000 shares outstanding. Does not include amounts issuable upon achievement of the 250,000 unique user milestone.

(5)   The address for Mr. Khayatte, Sr. is 220-425 Carrol St., Vancouver BC, V6B 6E3, Canada. This number represents the shares issuable to Mr. Khayatte as a shareholder of Indie. It does not include shares issuable upon reaching the milestone of 250,000 unique users

DIRECTORS AND EXECUTIVE OFFICERS,
PROMOTERS AND CONTROL PERSONS

Directors serve until the next annual meeting of the stockholders; until their successors are elected or appointed and qualified, or until their prior resignation or removal. Officers serve for such terms as determined by our board of directors. Each officer holds office until such officer's successor is elected or appointed and qualified or until such officer's earlier resignation or removal. No family relationships exist between any of our present directors and officers, except that Ricardo Khayatte Sr. and Ricardo Khayatte, Jr. are father and son.

The following table sets forth certain information, as of December 31, 2007, with respect to our directors, executive officers.

Name	Positions Held	Age	Date of Election or Appointment
Ricardo Khayatte, Jr	Chief Executive Officer, President, Director, Principal Financial and Accounting Officer	28	December 24, 2007
Michael Quesnel	Director	40	May 27, 2005

Ricardo Khayatte, Jr. has been employed from August, 2006 until the present as the founder and President of IndieMV Media Group, Inc., a British Columbia Corporation. Prior to his employment at Indie, from August 2001 until August 2006, Mr. Khayatte worked as an independent producer, sound engineer, music publisher, and independent artist on a contract basis. Mr. Khayatte studied at Berkelee College of Music in Boston. He is 28 years old.

Michael Quesnel in addition to his obligations with Jake's is self-employed. He purchases commercial and residential real estate for the purpose of development and rental revenue in the Lower Mainland of British Columbia. Previously, Mr. Quesnel established and was owner operator of West Side Hogs and Rods Ltd. for ten years (1995-2005).   West Side Hogs and Rods, a motorcycle sales and repair shop, is still in operation however, Mr. Quesnel does not own or work with the company. Mr. Quesnel leases the property to the new owners. Previously Mr. Quesnel was employed with Crown Paper as Sales Representative from 1992 until 1995. Mr. Quesnel was born in Neepawa Manitoba on Feb. 25, 1967. He graduated from Red River Community College in Winnipeg, Manitoba with Commerce and Industrial Sales and Diploma Degree in 1989. Mr. Quesnel currently resides in Vancouver, BC.

The Company has not yet adopted a code of ethics.

Board Committees

We presently have no board committees. We intend to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by the national securities exchanges at such time, if ever, we become subject to such requirements. Therefore, we intend that a majority of our directors will eventually be independent directors and at least one director will qualify as an "audit committee financial expert." Additionally, we expect to appoint an audit committee, nominating committee and compensation committee, and to adopt charters relative to each such committee. Until further determination, the full board will undertake the duties of the audit committee, compensation committee and nominating committee. We do not currently have an "audit committee financial expert" since we currently do not have an audit committee in place.

EXECUTIVE COMPENSATION

Executive Compensation

None of our previous or current executives has ever been paid a salary or compensation of any kind by Jake's.

Outstanding Equity Awards (Options) At Fiscal Year-End

There are no outstanding options or equity awards.

Agreements With Officers, Directors And Consultants

None.

Stock Options and Warrants

The Company has no outstanding stock options or warrants and does not have a stock option plan.

Compensation of Directors

None of our directors received any compensation for their services as directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In the period ending September 30, 2007, Indie incurred charges of $83,717 for management fees, consulting and related expenses to entities owned or controlled by management of Indie. The amount of $184,780 due to shareholder and reflected on our financial statements consists of funds owed to director Michael Quesnel.

During the period ended September 30, 2007, the Company provided Truck Rental services to another Company, 653720 BC Ltd., owned by Michael Quesnel. Included in Truck Rental revenue is $2,667 in revenue that was charged to the related Company. The services were provided at normal market rates.

In October, 2007, our president, Michael Quesnel, voluntarily rescinded 1,600,000 shares of common stock and caused these shares to be cancelled.

We have entered into an agreement to sell our wholly owned BC subsidiary to Michael Quesnel for $60,000. There can be no assurance that such a transaction is fair to us. We have also agreed as a post-closing condition of our acquisition of Indie to cause the rescission of 48,400,000 common shares currently held by director Michael Quesnel.

DESCRIPTION OF SECURITIES

Authorized Capital Stock

Our Articles of Incorporation authorize the issuance of 75,000,000 shares of common stock, $0.001 par value.

Capital Stock Issued and Outstanding

After giving effect to the Agreement and the Closing Certificate, there will be 44,000,000 shares of our common stock issued and outstanding. As of December 31, 2007, there were 74,800,000 shares of our common stock issued and outstanding.

In September, 2007, our Board of Directors approved a 10 for 1 forward stock split in the form of a dividend which was completed immediately prior to the open of business on September 28, 2007. Immediately prior to the split we had 7,640,000 common shares issued and outstanding. Immediately following the split and giving effect to the Agreement and the Closing Memorandum and the issuances and rescissions related thereto, we will have 44,000,000 shares of our common stock issued and outstanding.

Description of Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a stockholder vote. Holders of our common stock do not have cumulative voting rights. Therefore, holders of a majority of our shares of common stock voting for the election of directors can elect all of the directors. Holders of our common stock representing a majority of the voting power of the capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of stockholders. A vote by the holders of a majority of our outstanding shares of common stock is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to the articles of incorporation.

Holders of common stock are entitled to share in all dividends that our Board or Directors, in its discretion, declares from legally available funds. In the event of a liquidation, dissolution or winding up, each outstanding share entitles its holder to participate pro rata in all assets that remain after payment of liabilities and after providing for each class of stock, if any, having preference over our common stock. Holders of our common stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our common stock.

Preferred Stock

Our Articles of Incorporation do not authorize the issuance of preferred stock.

Warrants and Options

There are no outstanding warrants or options to purchase shares of the Company.

Transfer Agent

Our transfer agent is TranShare of 5105 DTC Parkway, Suite 325, Greenwood Village, CO 80111, telephone (303) 662-1112.

MARKET FOR COMMON EQUITY AND
RELATED STOCKHOLDER MATTERS

Our common stock is quoted on the Over-the-Counter Bulletin Board under the symbol "JKTI."

There have never been any public transactions of our stock.

Dividends

We have never declared any cash dividends with respect to our common stock. Future payment of dividends is within the discretion of our Board of Directors and will depend on our earnings, capital requirements, financial condition and other relevant factors. Although there are no material restrictions limiting, or that are likely to limit, our ability to pay dividends on our common stock, we presently intend to retain future earnings, if any, for use in our business and have no present intention to pay cash dividends on our common stock.

Equity Compensation Plans

None.

LEGAL PROCEEDINGS

From time to time we may be named in claims arising in the ordinary course of business. Currently, no legal proceedings or claims are pending against or involve us that, in the opinion of management, could reasonably be expected to have a material adverse effect on its business and financial condition.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

RECENT SALES OF UNREGISTERED SECURITIES

None.

INDEMNIFICATION OF OFFICERS AND DIRECTORS

Nevada Law

Nevada Revised Statutes ("NRS") Sections 78.7502 and 78.751 provide us with the power to indemnify any of our directors and officers. The director or officer must have conducted himself in good faith and reasonably believe that his conduct was in, or not opposed to our best interest. In a criminal action, the director, officer, employee or agent must not have had reasonable cause to believe his conduct was unlawful.

Under NRS Section 78.751, advances for expenses may be made by agreement if the director or officer affirms in writing that he believes he has met the standards and will personally repay the expenses if it is determined such officer or director did not meet the standards.

Bylaws

Our Bylaws provide that our directors shall cause us to indemnify a director or former director of ours and that we may indemnify a director or former director of a corporation of which we are or were a shareholder against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonable incurred by him including an amount paid to settle an action or satisfy a judgment inactive criminal or administrative action or proceeding to which he is made a party by reason of his being or having been a director of ours or of such corporation, including an action brought by us or such other corporation.

Our Bylaws further provide that we have the power to indemnify any officer, employee, or agent of ours or of which we are or were a shareholder against all costs, charges and expenses incurred by him and resulting from his acting as an officer, employee or agent of ours or such other corporation.

Our Bylaws also provide that we may purchase and maintain insurance for the benefit of any person who is or was serving as a director, officer, employee or agent of ours or of a corporation of which we are or were a shareholder against a liability incurred by him as a director, officer, employee or agent.

Articles of Incorporation

Our Articles of Incorporation provide a limitation of liability in that no director or officer shall be personally liable to us or any of our shareholders for damages for breach of fiduciary duty as director or officer involving any act or omission of any such director or officer, provided there was no intentional misconduct, fraud or a knowing violation of the law, or unlawful payment of dividends.

Indemnification Under The Securities Act

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons under Nevada law or otherwise, we have been advised the opinion of the SEC is that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than payment by us for expenses incurred or paid by our director, officer or controlling person in successful defense of any action, suit, or proceeding) is asserted by our director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question of whether such indemnification by us is against public policy in the Securities Act and will be governed by the final adjudication of such issue.

INDEX TO EXHIBITS

See Item 9.01(d) below, which is incorporated by reference herein.

DESCRIPTION OF EXHIBITS

See Exhibit Index below and the corresponding exhibits, which are incorporated by reference herein.

Item 5.01   Changes in Control of the Registrant

Reference is made to Item 2.01 of this Current Report. As a result of the Merger Agreement and the Closing Certificate, the Company will experience a change in control, with the former stockholders of Indie acquiring a substantial stake in the company, possibly sufficient to establish control of the Company. The disclosure set forth in Item 2.01 to this Current Report is incorporated into this item by reference.

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The Company intends to appoint new officers and directors as a result of the Merger Agreement and Closing Certificate and related transactions. As of December 24, 2007, Michael Quesnel tendered his resignation as President, Chief Executive Officer, Treasurer, Secretary, Principal Accounting and Financial Officer of the Company and appointed Ricardo Khayatte, Jr. to these offices. Mr. Quesnel also appointed Mr. Khayatte to the board of directors of the Company. Mr. Quesnel tendered his resignation as a director of the Company effective as soon as practicable.

Item 9.01   Financial Statements and Exhibits

Reference is made to the disclosure set forth under Item 9.01 of this Current Report, which disclosure is incorporated herein by reference.

(a) Financial Statements of Business Acquired

In accordance with Item 9.01(a), Indie's audited financial statements as of June 30, 2007 are included with this Current Report.

INDIEMV MEDIA GROUP, INC.

(A Development Stage Company)

REPORT AND FINANCIAL STATEMENTS

June 30, 2007

(Stated in US Dollars)

A PARTNERSHIP OF INCORPORATED PROFESSIONALS
AMISANO HANSON

CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors,
IndieMV Media Group, Inc.
(A Development Stage Company)

We have audited the accompanying balance sheet of IndieMV Media Group, Inc. (A Development Stage Company) as of June 30, 2007 and the related statements of operations, cash flows and stockholders' deficiency for the period August 2, 2006 (Date of Inception) to June 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of IndieMV Media Group, Inc. (A Development Stage Company) as of June 30, 2007 and the results of its operations and its cash flows for the period August 2, 2006 (Date of Inception) to June 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a working capital deficiency and is yet to attain profitable operations and is dependent on its ability to raise capital from stockholders or other sources to sustain operations, which raise substantial doubt about the Company's ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Vancouver, Canada   *"AMISANO HANSON"*
October 18, 2007   Chartered Accountants

750 WEST PENDER STREET, SUITE 604   TELEPHONE: 604-689-0188
VANCOUVER CANADA   FACSIMILE: 604-689-9773
V6C 2T7   E-MAIL: amishan@telus.net

INDIEMV MEDIA GROUP, INC.
(A Development Stage Company)
BALANCE SHEET
June 30, 2007
(Stated in US Dollars)

ASSETS

Current		
Cash	$	4,881
Amount receivable		9,871
Deposits and prepaid expenses		1,464
		16,216
Web site development		119,535
Equipment – Note 3		2,233
	$	137,984

LIABILITIES

Current		
Accounts payable and accrued liabilities – Note 6	$	73,768
Loans payable – Notes 4 and 8		99,953
		173,721

STOCKHOLDERS' DEFICIENCY

Common stock		
Authorized:		
Unlimited common shares, without par value		
Issued:		
25,220,000 common shares		336,643
Deficit accumulated during the development stage		(348,390)
Accumulated other comprehensive loss		(23,990)
		(35,737)
	$	137,984

Nature and Continuance of Operations – Note 1
Commitments – Notes 4 and 8
Subsequent Events – Notes 4 and 8

APPROVED BY THE DIRECTOR:

    "Ricardo Khayatte"   Director
       Ricardo Khayatte

SEE ACCOMPANYING NOTES

34

INDIEMV MEDIA GROUP, INC.
(A Development Stage Company)
STATEMENT OF OPERATIONS
for the period August 2, 2006 (Date of Inception) to June 30, 2007
(Stated in US Dollars)

Operating expenses		
Accounting and audit fees	$	3,587
Bank charges and interest		992
Consulting fees		113,873
Depreciation		394
Insurance		450
Interest on loans payable		1,113
Legal fees		9,195
Management fees – Note 6		67,233
Marketing – Note 6		33,512
Office and administration		2,287
Rent		2,234
Telephone		6,629
Travel and entertainment		40,826
Web site costs		66,065
		348,390
Net loss for the period		(348,390)
Other comprehensive loss		
Foreign currency translation adjustment		(23,990)
Comprehensive loss for the period	$	(372,380)
Basic and diluted loss per share	$	(0.02)
Weighted average number of shares outstanding		20,985,843

SEE ACCOMPANYING NOTES

INDIEMV MEDIA GROUP, INC.
(A Development Stage Company)
STATEMENT OF CASH FLOWS
for the period August 2, 2006 (Date of Inception) to June 30, 2007
(Stated in US Dollars)

Operating Activities	
Net loss for the period	$ (348,390)
Add items not involving cash:	
Depreciation	394
Issuance of common shares for management and marketing services	104,817
Changes in non-cash working capital balances related to operations	
Amount receivable	(9,235)
Deposits and prepaid expenses	(1,369)
Accounts payable and accrued liabilities	69,010
Cash used in operating activities	(184,773)
Investing Activities	
Purchase of equipment	(2,627)
Web site development	(119,535)
Cash used in investing activities	(122,162)
Financing Activities	
Common stock issued for cash	231,826
Loans payable	99,953
Cash provided by financing activities	331,779
Effect of foreign currency translation on cash	(19,963)
Change in cash during the period and cash, end of the period	$ 4,881

Non-cash Transactions – Note 7

SEE ACCOMPANYING NOTES

INDIEMV MEDIA GROUP, INC.
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS' DEFICIENCY
for the period August 2, 2006 (Date of Inception) to June 30, 2007
(Stated in US Dollars)

		Common Stock		Deficit Accumulated During the Development Stage	Accumulated Foreign Currency Translation Adjustments	Total
		Issued Shares	Amount			
Common stock issued for cash						
- Pursuant to subscription agreements	- at $0.0001	20,000,000	$ 2,000	$ -	$ -	$ 2,000
	- at $0.0944	2,060,000	194,526	-	-	194,526
	- at $0.1412	250,000	35,300	-	-	35,300
Common stock issued for services						
- Pursuant to subscription agreements	- at $0.0944	910,000	85,931	-	-	85,931
	- at $0.0094	2,000,000	18,886	-	-	18,886
Net loss for the period		-	-	(348,390)	-	(348,390)
Foreign currency translation adjustment		-	-	-	(23,990)	(23,990)
Balance, June 30, 2007		25,220,000	$ 336,643	$ (348,390)	$ (23,990)	$ (35,737)

SEE ACCOMPANYING NOTES

INDIEMV MEDIA GROUP, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
June 30, 2007
(Stated in US Dollars)

Note 1 Nature and Continuance of Operations

IndieMV Media Group, Inc. (the Company) was incorporated on August 2, 2006 under the laws of the Province of British Columbia, Canada.

The Company is in the development stage. It is preparing a web site and music download service for independent and small record label artists that are not seviced by the major download sites.

At June 30, 2007, substantially all of the Company's assets and operations are located and conducted in Canada.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At June 30, 2007, the Company had not yet achieved profitable operations, has accumulated losses of $348,390 since its inception, has a working capital deficiency of $157,505 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available.

Note 2 Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necesssarily involves the use of estimates, which have been made using careful judgment. Actual results may vary from these estimates.

The financial statements have, in management's opinion, been properly prepared within the framework of the significant accounting policies summarized below:

IndieMV Media Group, Inc.
(A Development Stage Company)
Notes to the Financial Statements
June 30, 2007
(Stated in US Dollars) – Page 2

Note 2   Summary of Significant Accounting Policies – (cont'd)

a) Development Stage

The Company is a development stage company as defined in the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 7 as it is devoting substantially all of its efforts to establish a new business and planned principal operations have not commenced. All losses accumulated since inception have been considered as part of the Company's development stage activities.

b) Foreign Currency Translation

The Company's functional currency is in Canadian dollars as substantially all of the Company's operations are in Canada. The Company used the United States dollar as its reporting currency for consistency with registrants of the Securities and Exchange Commission ("SEC") and in accordance with the SFAS No. 52, "Foreign Currency Translation" statement.

Assets and liabilities that are denominated in a foreign currency are translated at the exchange rate in effect at the period-end and capital accounts are translated at historical rates. The statement of operations accounts are translated at the average rates of exchange prevailing during the period. Translation adjustments from the use of different exchange rates from period to period are included in the Comprehensive Income account in Stockholder's Equity, if applicable.

Transactions undertaken in currencies other than the functional currency of the entity are translated using the exchange rate in effect as of the transaction date. Any exchange gains and losses are included in operating expenses on the Statement of Operations.

c) Cash and Cash Equivalents

The Company considers all cash on hand and in banks, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash equivalents.

d) Web Site Costs

The Company accounts for web site costs maintenance with Statement of Position ("SOP") No. 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use", SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed" and EITF 00-2, "Accounting for Web Site Development Costs". Accordingly web site development costs that are incurred during the application and web site infrastructure stage and the graphic and content development stages are capitalized.

IndieMV Media Group, Inc.
(A Development Stage Company)
Notes to the Financial Statements
June 30, 2007
(Stated in US Dollars) – Page 3

Note 2   Summary of Significant Accounting Policies – (cont'd)

d) Web Site Cost – (cont'd)

The Company's management has also determined that it is probable the project will be completed and the software will be used as intended. The capitalized costs of web site development will be amortized over three years on a straight-line basis upon completion of its development and commencement of its use.

Web site costs incurred during the planning stage and pre-operating stage are expensed as incurred.

e) Impairment of Long-lived Assets

The Company reports the impairment of long-lived assets and certainintangibles in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". Certain long-lived assets and identifiable intangibles held by the Company are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Accordingly, the impairment loss is recognized in the period it is determined.

f) Equipment

Equipment is recorded at cost. Major additions are capitalized.   Minor replacements, maintenance and repairs that do not increase the useful life of the assets are expensed as incurred. Depreciation of equipment is determined using the declining balance method over the expected useful lives of the assets. The Company uses the annual rate of 30% for computer equipment.

g) Income Taxes

The Company follows SFAS No. 109, "Accounting for Income Taxes" which requires the use of the asset and liability method of accounting of income taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differenes between the financial statements carrying amounts of existing assets and liabilities and loss carryforwards and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled.

IndieMV Media Group, Inc.
(A Development Stage Company)
Notes to the Financial Statements
June 30, 2007
(Stated in US Dollars) – Page 4

Note 2   Summary of Significant Accounting Policies – (cont'd)

h) Earnings (Loss) Per Share

The Company reports basic loss per share in accordance with SFAS No. 128, "Earnings Per Share". Basic earnings (loss) per share is computed by dividing the net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Fully diluted earnings (loss) per share is computed similar to basic income (loss) per share except that the denominator is increased to include the number of common stock equivalents (primarily outstanding options and warrants). Common stock equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options and warrants, using the treasury stock method, at either the beginning of the respective period presented or the date of issuance, whichever is later, and only if the common stock equivalents are considered dilutive based upon the Company's net income (loss) position at the calculation date. At June 30, 2007, the Company had no outstanding common stock equivalents.

i) Comprehensive Loss

The Company has adopted SFAS No. 130 "Reporting Comprehensive Income". Comprehensive loss is comprised of net loss and foreign currency translation adjustments.

j) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, accounts payable and accrued liabilities and loans payable approximate their fair value due to the short maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

The Company is subject to foreign exchange price risk as it has certain financial instruments which are denominated in foreign currencies. The Company does not use derivative instruments to reduce its exposure to fluctuations in exchange rates.

IndieMV Media Group, Inc.
(A Development Stage Company)
Notes to the Financial Statements
June 30, 2007
(Stated in US Dollars) – Page 5

Note 2   Summary of Significant Accounting Policies – (cont'd)

k)   New Accounting Standards

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes". The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes". Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax position. The interpretation is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 is not expected to have a material impact on the Company's financial position, results of operations or cash flows; however, the Company is still analyzing the effects of FIN 48.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements". This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure related to the use of fair value measures in financial statements. The Statement is to be effective for the Company's financial statements issued in 2008; however, earlier application is encouraged. The Company is currently evaluating the timing of adoption and the impact that adoption might have on its financial position or results of operations.

On February 15, 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities". This Statement establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for the Company's financial statements issued in 2008. The Company is currently evaluating the impact that the adoption of SFAS No. 159 might have on its financial position or results of operations.

Note 3   Equipment

| | 2007 | | |
	Cost	Accumulated Amortization	Net
Computer equipment	$ 2,627	$ 394	$ 2,233

IndieMV Media Group, Inc.
(A Development Stage Company)
Notes to the Financial Statements
June 30, 2007
(Stated in US Dollars) – Page 6

Note 4   Loans Payable – Note 8

Promissory note repayable in Canadian dollars (CDN$50,000), unsecured, bears no specific terms of interest or repayment, due to a company controlled by a significant shareholder of the Company. Subsequent to June 30, 2007, the loan was repaid in full.	$	47,215
Promissory note repayable in Canadian dollars (CDN$20,000), unsecured, bears interest at 1% per month or part thereof and is due December 31, 2007. The lender has the option for the principal and/or interest to be paid in cash or common shares of the Company at $0.10 per share.		18,886
Promissory note repayable in Canadian dollars (CDN$25,000), unsecured, bears interest at 1% per month or part thereof and is due December 31, 2007.		23,607
Promissory note repayable in Canadian dollars (CDN$10,000), unsecured, bears interest at 10% per annum and is due December 31, 2007.		9,443
Advances from a significant shareholder, unsecured and bears no specific terms of interest or repayment.		802
	$	99,953

Note 5   Income Taxes

As of June 30, 2007, the Company has a net operating loss carryforward of approximately $348,000 to offset future domestic taxable income, subject to the appropriate regulations. The amount and availability of any net operating loss carryforwards may be subject to limitations set forth by the Income Tax Act of Canada. This loss expires on June 30, 2027.

Temporary differences, which typically consists of statutory deferrals of expenses for organizational costs and statutory differences in the depreciable lives for property and equipment, between the financial statement carrying amounts and tax bases of assets and liabilities, as well as the impact of net operating loss carryforwards, give rise to deferred tax assets and liabilities as of June 30, 2007. As of June 30, 2007, the Company has no temporary differences other than the net operating loss carryforwards.

	June 30, 2007
Deferred tax assets	
Net operating loss carryforwards	$ 118,000
Less: valuation allowance	(118,000)
Income tax expense	$ -

IndieMV Media Group, Inc.
(A Development Stage Company)
Notes to the Financial Statements
June 30, 2007
(Stated in US Dollars) – Page 7

Note 5   Income Taxes – (cont'd)

The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carryforwards that is more likely than not to be realized from future operations.   The Company has chosen to provide an allowance of 100% against all available income tax loss carryforwards, regardless of their time of expiry.

Note 6   Related Party Transactions – Note 4

The Company incurred the following charges with directors, shareholders and companies with common directors and shareholders during the period ended June 30, 2007:

Management fees	$	67,233
Marketing		16,484
	$	83,717

As at June 30, 2007, included in accounts payable is $21,309 owing to a director and officers of the Company with respect to unpaid expenses.

Note 7   Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows. During the period ended June 30, 2007, the Company issued 2,910,000 common shares for total value of $104,817 in exchange for management and marketing fees. These shares and the related fees were valued based on the fair value of the shares at the time of issuance.

These transactions were excluded from the statement of cash flows.

Note 8   Subsequent Events – Note 4

i) Subsequent to June 30, 2007, the Company received $652,733 of additional loans pursuant to a promissory note dated May 31, 2007, which are unsecured, bear interest at 10% per annum and are due along with accrued interest 365 days from the date the funds are advanced to the Company.

ii) By an Agreement and Plan of Merger dated September 1, 2007, the Company has agreed to merge with a wholly-owned subsidiary of a publicly traded NASD OTCBB company ("Pubco") whereby the Pubco will acquire 100% of the company in consideration for common shares to be issued by Pubco equal to 40% of the issued shares of Pubco. In addition, Pubco has agreed to issue to the shareholders of the Company bonus shares upon the Company achieving a milestone of 250,000 unique users. The bonus shares will be equal to that number of shares to increase the shareholdings of the shareholders of the Company to 60% of the issued shares of the Pubco. This agreement is subject to shareholder approval.

(b) Pro forma financial information

In accordance with Item 9.01(b), unaudited pro-forma financial information on Indie for the three month period ending September 30, 2007 is included with this Current Report.

MANAGEMENT PREPARED INTERIM

UNAUDITED PRO FORMA FINANCIAL STATEMENT INFORMATION FOR

INDIEMV MEDIA GROUP, INC.

FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2007

UNAUDITED, MANAGEMENT PREPARED, BALANCE SHEET AS OF SEPTEMBER 30, 2007 FOR INDIEMV MEDIA GROUP, INC.

Assets

	September 30, 2007
Current	
Cash	78,318
Amount Receivable	17,203
Deposits & Prepaid Expenses	1,563
	97,083
Web Site Development	324,081
Equipment	2,804
Depreciation	(631)
Total Assets	423,338

Liabilities and Stockholders' Deficiency

Liabilities

Current	
Accounts Payable & Accrued Liabilities	117,989
Loans Payable	
SABDC	
Adrian Palmer	20,162
Alice Palmer	25,203
Jane Harper	10,081
Due to Ricardo Khayatte	855
New Loan	562,896
Total Liabilities	737,186

Stockholder's Deficiency

Common Stock	336,643
Retained Earnings	(611,027)
Exchange Differences	(39,464)
Total Stockholder's Deficiency	(313,848)
Total Liabilities & Stockholder's Deficiency	423,338

UNAUDITED, MANAGEMENT PREPARED, INCOME STATEMENT FOR THE THREE
MONTH PERIOD ENDING SEPTEMBER 30, 2007 FOR INDIEMV MEDIA GROUP, INC.

	September 30, 2007
Operating Expenses	
Accounting & Audit Fees	11,883
Bank Charges & Interest	717
Consulting Fees	13,326
Depreciation	199
Insurance	1,622
Interest on Loans Payable	7,704
Legal Fees	4,608
Management Fees	121,242
Marketing	56,436
Office & Administration	9,122
Rent	4,223
Travel & Entertainment	26,837
Web Site Costs	4,717
Total Operating Expenses	262,637
Net Loss for the Period	(262,637)

(d) Exhibits

Exhibit No.	Description
2.1	AGREEMENT AND PLAN OF MERGER, dated as of September 1, 2007 by and among Jake's Trucking International, Inc., a Nevada corporation ("JTI"), Jake's Acquisition Corp., a Nevada corporation and wholly-owned subsidiary of JTI ("Merger Sub"), and Indie MV Media, Inc., a British Columbia corporation ("IMV").(1)
2.2	CLOSING CERTIFICATE, dated as of DECEMBER 24, 2007, by and among Jake's Trucking International, Inc., a Nevada corporation ("JTI"), Jake's Acquisition Corp., a Nevada corporation and wholly-owned subsidiary of JTI ("Merger Sub"), and IndieMV Media Group, Inc., a British Columbia corporation ("IMV").(2)

(1)   Incorporated by reference to the Registrant's Form 8-K, dated September 12, 2007.
(2)   Incorporated by reference to the Registrant's Form 8-K, dated December 26, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JAKE'S TRUCKING INTERNATIONAL, INC.

Dated: January 2, 2008   By: /s/ Ricardo Khayatte, Jr.
                                               Name: Ricardo Khayatte, Jr.
                                               Title: President and CEO

EXHIBIT INDEX

Exhibit No. **Description**

2.1   AGREEMENT AND PLAN OF MERGER, dated as of September 1, 2007 by and among Jake's Trucking International,   Inc., a Nevada corporation ("JTI"), Jake's Acquisition Corp., a Nevada corporation and wholly-owned subsidiary of JTI ("Merger Sub"), and Indie MV Media, Inc., a British Columbia corporation ("IMV").(1)

2.2   CLOSING CERTIFICATE, dated as of DECEMBER 24, 2007, by and among Jake's Trucking International,   Inc., a Nevada corporation ("JTI"), Jake's Acquisition Corp., a Nevada corporation and wholly-owned subsidiary of JTI ("Merger Sub"), and IndieMV Media Group, Inc., a British Columbia corporation ("IMV").(2)

(1)   Incorporated by reference to the Registrant's Form 8-K, dated September 12, 2007.

(2)   Incorporated by reference to the Registrant's Form 8-K, dated December 26, 2007.